19

04013503

SECURI... ...MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65736

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 30 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Connely Dowd Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 North Pearl Street LB 373
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Ahrens — 214-953-0066 ext. 268
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name — *if individual, state last, first, middle name*)

1717 Main Street, Suite 500,	Dallas,	Texas	75201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Dan S. Ahrens, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Connely Dowd Management, Inc., as o June 30, 2004, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Dan S. Ahrens
Signature

President
Title

Brian W. Bull
Notary Public

BRIAN W. BULL
Notary Public, State of Texas
My Commission Expires
May 11, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

Connely Dowd Management, Inc.

June 30, 2004

Connely Dowd Management, Inc.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the year ended June 30, 2004

CONTENTS

Report of Independent Certified Public Accountants

Board of Directors
Connely Dowd Management, Inc.

We have audited the accompanying statements of financial condition of Connely Dowd Management, Inc. as of June 30, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note H, the Company filed an application to withdraw its registration as a broker-dealer

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connely Dowd Management, Inc. at June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
August 6, 2004

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Connely Dowd Management, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2004

ASSETS

Cash	$ 43,486
Deposit with clearing broker	34,010
Total assets	$ 77,496

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to affiliates	$ 47,642
Stockholder's equity	
Common stock, $.01 par value; authorized, 1,000 shares; issued and outstanding, 100 shares	1
Additional paid-in capital	124,999
Accumulated deficit	(95,146)
Total stockholder's equity	29,854
Total liabilities and stockholder's equity	$ 77,496

The accompanying notes are an integral part of this statement.

Connely Dowd Management, Inc.

STATEMENT OF OPERATIONS

Year ended June 30, 2004

Revenues	
Commissions and 12b-1 fees	$ 13,045
Interest	249
Shareholder servicing fees and transfer agent fees	161
	13,455
Expenses	
Overhead reimbursement	64,500
Clearing charges	15,432
Regulatory fees	13,360
Other	6,000
Total expenses	99,292
Net loss	$(85,837)

The accompanying notes are an integral part of this statement.

Connely Dowd Management, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 30, 2004

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at July 1, 2003	$ 1	$124,999	$ (9,309)	$115,691
Net loss	-	-	(85,837)	(85,837)
Balance at June 30, 2004	$ 1	$124,999	$(95,146)	$ 29,854

The accompanying notes are an integral part of this statement.

Connely Dowd Management, Inc.

STATEMENT OF CASH FLOWS

Year ended June 30, 2004

Cash flows from operating activities	
Net loss	$(85,837)
Changes in operating assets and liabilities	
Due from clearing broker	30
Deposit with clearing broker	5,188
Payable to Parent	46,142
Net cash used in operating activities	(34,477)
Cash, beginning of period	77,963
Cash, end of period	$ 43,486

The accompanying notes are an integral part of this statement.

Connely Dowd Management, Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2004

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Connely Dowd Management, Inc. (the Company), is a broker-dealer registered with the Securities and Exchange Commission under the exemptive provisions of Rule 15c3-3(k)(2)(ii) and a member of the National Association of Securities Dealers, Inc. The Company acts as an introducing broker-dealer serving customers in Texas. The Company is a Texas corporation and is a wholly owned subsidiary of MUTUALS.com Holding Corp. (the Parent). See Note H regarding plans to terminate the broker dealer registration.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and expenses related to securities transactions are recorded on the trade-date basis.

Income Taxes

The Company is included in the consolidated Federal income tax return of the Parent. The Company records income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* using the liability method, as though it files a separate return. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. At June 30, 2004, there were no significant basis differences. Because of uncertainty of utilization of the Company's net operating loss carryforward (approximately $95,000 at June 30, 2004), no tax benefit has been reflected in the accompanying financial statements.

NOTE C - MANAGEMENT FEE PAID TO PARENT

The Parent provides the Company with office space, personal property, staff and general and administrative services. The Parent charged the Company $64,500 for fiscal year 2004 for these services which is reflected in the statement of operations as overhead reimbursement.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004, the Company had net capital of $29,854 which was $24,854 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.6 to 1.

NOTE E - DUE FROM CLEARING BROKER AND DEPOSITS WITH CLEARING BROKER

The Company introduces its customers to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. The Company's clearing broker is exposed to risk of loss in the event the customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. Management believes that risk of loss relating to the indemnity is minimal due to the Company's policy of requiring funds to be received prior to executing transactions and the fact that transactions are substantially all in mutual funds, which management believes have generally lower volatility and are not generally purchased using margin.

NOTE F - SUBORDINATED LIABILITIES

There were no subordinated liabilities at June 30, 2004, or at any time during the year then ended.

NOTE G - COMMITMENTS AND CONTINGENCIES

In December 2003, the Securities and Exchange Commission (SEC) filed a federal civil action against the Company, two affiliated companies, and certain officers alleging that the defendants provided market timing and late trading services on behalf of certain institutional clients. The SEC is seeking a permanent injunction against violation of the federal securities laws, disgorgement of gains, pre-judgment interest and civil monetary fines. There is a possibility that resolution of this matter could have a material adverse effect on the Company's financial position, results of operations or cash flows. Total legal fees paid or accrued by the Parent approximated $222,000 at June 30, 2004. None of these fees have been charged by the Parent to the Company.

NOTE H - SUBSEQUENT EVENT

The Company has filed a withdrawal application with the SEC subsequent to year end to withdraw its broker dealer registration.

SUPPLEMENTAL SCHEDULES

Connely Dowd Management, Inc.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$29,854
Deductions and/or charges:	
Nonallowable assets	-
Net capital	$29,854

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$47,642

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,178
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$24,854
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$25,090
Ratio: aggregate indebtedness to net capital	1.6 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in the Company's Part IIA (Unaudited) Focus Report	$27,229
Audit adjustments	2,625
Net capital, as calculated above	$29,854
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$50,142
Audit adjustments and reclassifications	(2,500)
Aggregate indebtedness, as presented above	$47,642

Connely Dowd Management, Inc.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2004

The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the rule.

SUPPLEMENTAL REPORT

Grant Thornton

Accountants and Business Advisors

REPORT ON INTERNAL CONTROL

Board of Directors
Connely Dowd Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Connely Dowd Management, Inc. (the Company) for the year ended June 30, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's criteria.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 6, 2004